# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: ENVIRI Corp, CIK 0000045876
CUSIP: 415864107
Title of class of securities: Common Stock, par value $1.25 per share
Address of issuer's principal executive offices: TWO LOGAN SQUARE, 100-120 NORTH 18TH STREET, 17TH FLOOR, PHILADELPHIA, Pennsylvania (PA), 19103
Date of event which requires filing of this statement: 02/13/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001595082

## Reporting persons
- Davidson Kempner Credit Investments LP: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 0; shared voting power 4,285,800; sole dispositive power 0; shared dispositive power 4,285,800; aggregate amount beneficially owned 4,285,800 (5.31% of the class)
- Davidson Kempner Capital Management LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 4,285,800; sole dispositive power 0; shared dispositive power 4,285,800; aggregate amount beneficially owned 4,285,800 (5.31% of the class)
- Anthony A. Yoseloff: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 4,285,800; sole dispositive power 0; shared dispositive power 4,285,800; aggregate amount beneficially owned 4,285,800 (5.31% of the class)

## Item 1. Issuer
Name of issuer: ENVIRI Corp
Address of issuer's principal executive offices: Two Logan Square, 100-120 North 18th Street, 17th Floor, Philadelphia, Pennsylvania 19103

## Item 2. Person Filing
Name of person filing:
This Statement is filed by each of the entities and persons listed below, all of whom together are referred to herein as the "Reporting Persons":

(i) Davidson Kempner Credit Investments LP, a Cayman Islands exempted limited partnership ("DKCI"). Davidson Kempner Credit Investments GP LLC, a Delaware limited liability company ("DKCI GP"), is the general partner of DKCI and Davidson Kempner Liquid GP Topco LLC, a Delaware limited liability company, is the managing member of DKCI GP. DKCM (as defined below) is responsible for the voting and investment decisions of DKCI;

(ii) Davidson Kempner Capital Management LP, a Delaware limited partnership and a registered investment adviser with the U.S. Securities and Exchange Commission, acts as investment manager to DKCI ("DKCM"). DKCM GP LLC, a Delaware limited liability company, is the general partner of DKCM. The managing members of DKCM are Anthony A. Yoseloff, Conor Bastable, Morgan P. Blackwell, Patrick W. Dennis, Gabriel T. Schwartz, Zachary Z. Altschuler, Joshua D. Morris, Suzanne K. Gibbons, Gregory S. Feldman, Melanie Levine and James Li; and

(iii) Anthony A. Yoseloff, through DKCM, is responsible for the voting and investment decisions relating to the common stock, par value $1.25 per share ("Common Stock"), of Enviri Corporation (the "Company") held by DKCI.
Address of principal business office or, if none, residence: The address of the principal business office of each of the Reporting Persons is c/o Davidson Kempner Capital Management LP, 9 West 57th Street, 29th Floor, New York, NY 10019.
Citizenship:
(i) DKCI - a Cayman Islands exempted limited partnership

(ii) DKCM - a Delaware limited partnership

(iii) Anthony A. Yoseloff - United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The information required by Item 4(a) is set forth in Row 9 of the cover page for each of the Reporting Persons and is incorporated herein by reference.

The percentages set forth in this Schedule 13G are calculated based upon an aggregate of 80,698,491 shares of Common Stock outstanding as of November 19, 2025, as reported in Exhibit 2.2 attached to the Company's Current Report on Form 8-K, filed with the Securities and Exchange Commission on November 21, 2025.
Percent of class: 5.31%
Sole power to vote or to direct the vote: The information required by Item 4(c)(i) is set forth in Row 5 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Shared power to vote or to direct the vote: The information required by Item 4(c)(ii) is set forth in Row 6 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Sole power to dispose or to direct the disposition: The information required by Item 4(c)(iii) is set forth in Row 7 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Shared power to dispose or to direct the disposition: The information required by Item 4(c)(iv) is set forth in Row 8 of the cover page for each of the Reporting Persons and is incorporated herein by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit 99.1 JOINT FILING AGREEMENT

## Signatures
- Davidson Kempner Credit Investments LP: /s/ Anthony A. Yoseloff, Anthony A. Yoseloff, Executive Managing Member of Davidson Kempner Liquid GP Topco LLC, Managing Member of DKCI GP, General Partner of DKCI (02/23/2026)
- Davidson Kempner Capital Management LP: /s/ Anthony A. Yoseloff, Anthony A. Yoseloff, Executive Managing Member (02/23/2026)
- Anthony A. Yoseloff: /s/ Anthony A. Yoseloff, Anthony A. Yoseloff, Individually (02/23/2026)